

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Michael Mason
EVP, Chief Financial Officer and Treasurer
Karyopharm Therapeutics Inc.
85 Wells Ave., 2nd Floor
Newton, MA 02459

Re: Karyopharm Therapeutics Inc.
Form 10-K for the year ended December 31, 2023
Filed February 29, 2024
File No. 001-36167

Dear Michael Mason:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed February 29, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 99

1.   Please revise your future filings to address the following:
   • Revise to clearly disclose the extent to which you track any of your research and development (R&D) expenses on a program-by-program basis.
   • To the extent you track any R&D expenses by program, revise to separately quantify those amounts.
   • Please provide us with your proposed disclosures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences